UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

AMBASSADORS INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

023178-10-6 (CUSIP Number)

DECEMBER 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

SCHEDULE 13G
CUSIP No. 023178-10-6

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JOHN A. UEBERROTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

496,170[1]
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

496,170[1]
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,170[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[2]	☒

(See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%[3]
12	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Consists of 496,170 shares of common stock held in the name of the J & G Ueberroth Revocable Trust.
[2]

Excludes 37,000 shares held by The John and Gail Ueberroth Family Foundation, a 501(c)3 nonprofit entity, for which Mr. Ueberroth has shared voting and dispositive power. Mr. Ueberroth disclaims beneficial ownership of these shares.

[3]	Based upon 11,088,179 shares of common stock of the Issuer outstanding as of December 31, 2006.

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer:

AMBASSADORS INTERNATIONAL, INC.

	(b)	Address of Issuer’s Principal Executive Offices:

26 CORPORATE PLAZA, SUITE 150 NEWPORT BEACH, CA 92660

Item 2.	(a)	Name of Person Filing:

JOHN A. UEBERROTH

	(b)	Address of Principal Business Office:

26 CORPORATE PLAZA, SUITE 150 NEWPORT BEACH, CA 92660

	(c)	Citizenship:

UNITED STATES

	(d)	Title of Class of Securities:

COMMON STOCK

	(e)	CUSIP Number:

023178-10-6

Item 3.	Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

NOT APPLICABLE

Page 3 of 5 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

496,170[1]

(b) Percent of class:

4.8%[3]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

496,170[1]

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition:

496,170[1]

(iv) Shared power to dispose or to direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group:

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group:

NOT APPLICABLE

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007	/s/ John A. Ueberroth
JOHN A. UEBERROTH

Page 5 of 5 pages